

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 25, 2008

Glenn J. Holler
Chief Financial Officer
International Wire Group, Inc.
12 Masonic Ave.
Camden, NY 13316

>   **Re: International Wire Group, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **File No. 0-51043**

Dear Mr. Holler:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief